TOFLA MEGALINE

Manzanillo 33. Local E, Col. Roma Norte

Mexico, Mexico, 06700

234 901 8927

+52 5541607366

Email: principal@tofla.top

July 27, 2022

The United States Securities

and Exchange Commission

Attention: Mitchell Austin

U.S. Securities & Exchange Commission

Division of Corporation Finance

Re: TOFLA MEGALINE

Amendment to Form S-1 Registration Statement

File No. 333-260430

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Austin,

Pursuant Rule 461 promulgated under the Securities Act of 1933, as amended, TOFLA MEGALINE (the “Registrant”) hereby requests an acceleration of the effective date to its Amendment to Registration Statement on Form S-1 to 11:00 AM Eastern Standard Time on July 29, 2022, or as soon thereafter as is practicable.

The Registrant confirms that it is aware of its obligations under the Act.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and consideration,

TOFLA MEGALINE

By: /s/ Rodolfo Guerrero Angulo

Name: Rodolfo Guerrero Angulo

Title: President, Treasurer and Secretary

(Principal Executive, Financial and Accounting Officer)